

October 28, 2011

Via e-mail
Mr. Xuelian Bian
CEO and President
Linkwell, Corporation
1104 Jiatang Road
Jiading District
Shanghai, China 201807

    Re: **Linkwell Corporation**
          Form 10-K filed March 31, 2011 for the year ended December 31, 2010
          Form 10-Q filed May 16, 2011 for the quarter ended March 31, 2011
          Form 10-Q filed August 15, 2011 for the quarter ended June 30, 2011
          File No. 0-24977

Dear Mr. Bian:

We have reviewed your amendments and responses to our letter dated October 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Liquidity and Capital Resources, page 32

1.   We have read your response to comment two of our letter dated October 12, 2011. Please confirm to us that you will include the information provided in your response in your future periodic filings.

Exhibits 31.1 and 31.2

2.   Please file a full amendment with updated certifications for your Form 10-K and Form 10-Q filings for the periods ended December 31, 2010, March 31, 2011 and June 30, 2011, respectively.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief